Exhibit 99.1
The Descartes Systems Group Inc. Press Release

DESCARTES ANNOUNCES RESULTS OF ANNUAL SHAREHOLDER MEETING

WATERLOO, Ontario — June 1, 2017 — The Descartes Systems Group Inc. announced that the following matters, as set out in more detail in its Management Information Circular dated May 2, 2017, were considered and voted on by shareholders at the annual meeting of shareholders held on Thursday, June 1, 2017 in Cambridge, Ontario (the “Meeting”).

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 66,576,252 which represented 87.64% of the 75,969,296 common shares of the Corporation that were outstanding as of the Record Date for the Meeting, being, April 24, 2017.

Election of Directors
On a vote by ballot, each of the following 8 nominees proposed by management was elected as a director of Descartes:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	65,274,048	368,223	99.44%
Deborah Close	65,477,022	165,249	99.75%
Eric Demirian	63,803,390	1,838,881	97.20%
Christopher Hewat	48,558,279	17,083,992	73.97%
Dennis Maple	65,622,963	19,308	99.97%
Jane O’Hagan	65,476,814	165,457	99.75%
Edward Ryan	65,586,084	56,187	99.91%
John Walker	65,622,963	19,308	99.97%

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.  Voting was conducted by a show of hands.

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
66,560,925	2,297	99.99%

Amendment and Restatement of Shareholder Rights Plan

On a vote by ballot, the amended and restated shareholder rights plan of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
61,681,519	3,960,752	93.97%

Amendment and Restatement of Performance and Restricted Share Unit Plan

On a vote by ballot, the amended and restated performance and restricted share unit plan of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
61,648,473	3,993,798	93.92%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
61,807,423	3,834,848	94.16%

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com